Glytch Gear Video Transcript

Gayle: I saw the Glytch Battle Station today.

Mitchell: I love this new gaming desk!

Michael: It's super accessible for competitive and non-competitive players.

Nick: I love how the computer is integrated into it.

Vicki: There's a lot of like arm room and everything so you're not going to get tired.

Dave: My background is multi-camera live streaming and me, it's all about the look of the set. What I saw tonight makes my life a lot easier.

Gayle: What's amazing about it is it breaks down in just a few minutes.

Nick: Especially for racking them and then bringing them to a new venue. That's super innovative and I'm excited to see where it goes.

Brian: It's compact. It breaks down easily. But that's not what I'm about. What I'm about is *style*.

Michael: The glass panel that you can see into the PC and you can see all of the LED parts.

Vicki: I also really like the lighting on the side.

Mitchel: The LED lights are spectacular. Being able to tell what team people are on. Knowing who got knocked out of the game.

Brian: The Glytch Battle Station looks really good, it's got the lights on the front, we're talking *bad ass*.

Dave: Everything you need to make yourself look professional is all on that on that little desk and I can drive it out to my competitions in Vegas and just get a much smaller truck this time.

Gayle: It will revolutionize all the esports competitions.

Nigel: It's definitely going to have a huge impact on the competitive gaming scene.

Dave: This is something I'm investing in. It's going to be great. You'll see it on *my* live streams.

Nick: I love this desk.